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FOR IMMEDIATE RELEASE

Sun To File Amendment to Tender Offer for Taro Waiving Certain Conditions

Mumbai, India: August 27, 2008: In connection with yesterday’s decision in the Tel-Aviv District Court, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUN PHARMA, BSE: 524715) today will file an Amendment to its previously announced Tender Offer by its subsidiary, Alkaloida Chemical Company Exclusive Group Ltd. (Alkaloida). The Amendment provides for the waiver of certain conditions to the Tender Offer, including the condition that the controlling shareholders of Taro have performed their obligations under their Option Agreement with Sun Pharma.  Sun is not aware of any other conditions that would not be satisfied if the Tender Offer were to expire today and is preparing to close the Tender Offer.

In order to permit proper dissemination of the Amendment, Alkaloida has extended the expiry date of the Tender Offer by one day to 5:00 p.m., New York City time, on Wednesday, September 3, 2008.

As of 5:00 p.m., New York City time, on August 26, 2008, 3,627 Ordinary Shares had been tendered and not withdrawn from the Tender Offer.

The complete terms and conditions of the tender offer are set out in the Offer to Purchase, which is filed with the U.S. Securities and Exchange Commission.  Taro shareholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 105 Madison Avenue, New York, New York 10016, (212) 929-5500 (Call Collect) or Call Toll-Free (800) 322-2885, Email: tenderoffer@mackenziepartners.com.

Greenhill & Co., LLC is acting as the Dealer Manager for the Tender Offer and MacKenzie is acting as the Information Agent for the Tender Offer.

About Sun Pharmaceutical Industries Ltd.
Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, U.S. and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts
Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Nina Devlin / Andrea Shores		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Gali Dahan		Ashish Contractor
+972 3 7693320		+1 212 389 1537

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